SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated February 7, 2005

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


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                          Table of Documents Submitted
Item

1. Announcement regarding the acquisition of Nisshin Fire shares by Tokio Marine & Nichido, dated February 7, 2005.

2. Announcement regarding share repurchases from the market, dated February 7, 2005.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


February 7, 2005                        By: /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                             and Risk Management Department


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                                                                          Item 1
[English translation]

                                                                February 7, 2005

                                 Tokio Marine & Nichido Fire Insurance Co., Ltd.
                          The Nisshin Fire and Marine Insurance Company, Limited

          Acquisition of Nisshin Fire Shares by Tokio Marine & Nichido

     Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido",
President: Kunio Ishihara) and The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire", President: Michio Noda) agreed on a business alliance and capital tie-up on March 19, 2003 (the "Agreement"). Pursuant to the Agreement, Tokio Marine & Nichido intends to acquire 30.99% of the issued shares of Nisshin Fire.

1.   The Acquisition

     Tokio Marine & Nichido intends to acquire a total of 38,490,000 shares of Nisshin Fire at 385 yen (*) per share. 36,000,000 of these shares are currently owned by Nisshin Fire and 2,490,000 of these shares are currently owned by Tokio Marine & Nichido Corporation, a subsidiary of Tokio Marine & Nichido. Subsequent to the acquisition, Tokio Marine & Nichido will own a total of 58,621,000 shares, including 20,131,000 shares it currently owns. Tokio Marine & Nichido will own 30.99% of the total issued shares of Nisshin Fire, representing
31.34% of the voting rights of all outstanding shares of Nisshin Fire. This acquisition will complete the capital tie-up contemplated in the Agreement.

(*) Note: The average closing price of Nisshin Fire shares at the Tokyo Stock
       Exchange, from January 5, 2005 through February 4, 2005.

2.   Subsequent Steps

February 8, 2005:    Public notice by Nisshin Fire of the resolution of its
                     board of directors regarding the sale of its own shares

February 23, 2005:   Date of payment for the sale of Nisshin Fire's own
                     shares and date of transfer of shares from Tokio Marine &
                     Nichido Corporation to Tokio Marine & Nichido

3. The current status of Tokio Marine & Nichido and Nisshin Fire's business alliance

a)   Cooperation in sales and marketing

     o Tokio Marine & Nichido Life appointed Nisshin Fire's agents as life insurance agents.

     o    Nisshin Fire sells Tokio Marine & Nichido's Japanese 401k products.

     o Tokio Marine & Nichido introduces insurance agents and trainee candidates to Nisshin Fire.


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     o    Tokio Marine & Nichido provides insurance coverage for Nisshin Fire's customers overseas.

     o Tokio Marine & Nichido and Nisshin Fire make joint proposals to Nisshin Fire's automobile dealer agents.

b)   Other areas of cooperation

     o Tokio Marine & Nichido Card Service Co., Ltd. formed an alliance with Nisshin Fire corporate card.

     o Tokio Marine & Nichido Medical Service Co., Ltd. provides medical examination services to Nisshin Fire employees.

     o Tokio Marine & Nichido Human Resources Co., Ltd. trains Nisshin Fire employees.

     o International Assistance Co., Ltd. provides assistance for Nisshin Fire's overseas travel insurance.

     o The Tokyo Average Adjusting Office, Ltd. provides claims adjustment services for Nisshin Fire's marine insurance.

4.   Summary of the Agreement dated March 19, 2003

a)   Purpose of the alliance

     o Based on their long-standing and cooperative association, Tokio Marine (currently known as Tokio Marine & Nichido) and Nisshin Fire will strengthen their relationship and continue to expand their respective businesses as independent property and casualty insurance companies.

     o Tokio Marine will provide Nisshin Fire with business support to enable Nisshin Fire to implement its new property and casualty insurance business model using its retail strategy.

     o Tokio Marine and Nisshin Fire intend to share their know-how for mutual success by developing the retail strategies of their respective business models.

b)   Areas of cooperation and organizational structures to further the alliance

     o Headed by the presidents of both companies, an Alliance Promotion Committee will be created to oversee the continued cooperation of Tokio Marine and Nisshin Fire.

     o Additionally, sub-committees, including a Planning sub-committee, a Products and Services sub-committee and a Distribution sub-committee will be established as subordinate bodies of the Alliance Promotion Committee in order to study matters in various business areas. (As of February 2005, 10 sub-committees were established.)

c)   Capital tie-up

     o Tokio Marine intends to acquire one-third of the outstanding shares of Nisshin Fire by the end of March 2005.

d)   Board of directors

     o Nisshin Fire intends to invite some appointees of Tokio Marine to join the board of directors of Nisshin Fire subject to a resolution of its June 2003 annual general meeting of shareholders. (As of February 2005, two directors were invited.)


For further information, please contact:

Shingo Kawaguchi
Manager
Corporate Communications Department
Tokio Marine & Nichido Fire Insurance Co., Ltd.
Tel. 03-5223-3212

Tomoko Higuchi
Executive Manager
Corporate Planning Department
The Nisshin Fire and Marine Insurance Company, Limited
Tel. 03-5282-5503







                                       3
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                                                                         Item 2
(English translation)


                                                                February 7, 2005
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated January 17, 2005.

The Company also announced that on February 7, 2005 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the January 17, 2005 resolution

     (a)  Period in which repurchases were made:
          From January 18, 2005 through February 4, 2005.

     (b)  Number of shares repurchased: 4,773 shares.

     (c)  Aggregate purchase price of shares: 6,993,780,000 yen.

     (d)  Method of repurchase: Purchased through the Tokyo Stock Exchange.

2. Details of the share repurchases to be made pursuant to the February 7, 2005 resolution

(1)  Reasons for the repurchases of shares

     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
          Up to 5,200 shares.
          (Approximately 0.3% of total issued shares.)

     (c)  Aggregate purchase price of shares:
          Up to 6 billion yen.
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     (d)  Period in which repurchases may be made:
          From February 8, 2005 through March 4, 2005.


(For reference)

1. Details of the resolution made at the meeting of the board of directors held on January 17, 2005 are as follows.

     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings,
          Inc.

     (b)  Aggregate  number  of shares to be  repurchased:
          Up to 6,000  shares.
          (Approximately 0.3% of total issued shares.)

     (c)  Aggregate purchase price of shares:
          Up to 7 billion yen.

     (d)  Period in which repurchases may be made:
          From January 18, 2005 through February 4, 2005.


2. Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

     (a)  Aggregate number of shares repurchased: 48,387 shares.
          (Approximately 2.7% of total issued shares.)

     (b)  Aggregate purchase price of shares: 73,386,630,000 yen.


For further information, please contact:
Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341